UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39258

BTC DIGITAL LTD.

(Translation of registrant’s name into English)

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Amendment and Restatement of Share Incentive Plan

BTC Digital Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), has amended and restated its previously adopted 2020 Share Incentive Plan, as amended and restated, to extend the term and expand the number of ordinary shares of the Company available for the granting of awards, effective March 26, 2025 (the “Fourth Amended and Restated 2020 Plan”). The Fourth Amended and Restated 2020 Plan was approved by the board of directors of the Company. Under the Fourth Amended and Restated 2020 Plan, i) the term will be extended to fifteen years of the effective date of the 2020 Share Incentive Plan, and ii) the maximum total of ordinary shares of the Company underlying all awards will be increased on the first day of each fiscal year commencing from January 1, 2025, by an amount equal to 10% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determined by the board of directors of the Company. No other substantive amendment to the previously 2020 Share Incentive Plan, as amended and restated, was made.

The foregoing description of the Fourth Amended and Restated 2020 Plan is qualified in its entirety by reference to the full text of Fourth Amended and Restated 2020 Plan, which is attached as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Fourth Amended and Restated 2020 Plan of BTC Digital Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 28, 2025

BTC Digital Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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